

Mail Stop 3561

May 13, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Jody E. Frank
Chief Financial Officer
Coda Octopus Group, Inc.
164 West, 25th Street, 6th Floor
New York, New York 10001

> **Re: Coda Octopus Group, Inc.**
> **Form 10-K for the year ended October 31, 2009**
> **File No. 000-52815**

Dear Mr. Frank:

We have reviewed your response dated April 30, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended October 31, 2009

Note 7 – Intangible Assets and Goodwill, page F-17

1. Refer to our previous comment 13. Given your intent to restate the Form 10-K for your revised segment reporting, please tell us whether and how you have reevaluated goodwill for impairment for fiscal 2009 based on your new reporting unit structure. If you have not reevaluated goodwill, explain why you do not consider it necessary to do so. You should specifically address how you determined your reporting units, how your reporting units correlate to your operating and reporting segments (as defined in ASC 280), and where Colmek, Martek, Dragon Design, and Tactical Intelligence reside in your operating and reporting segment structure as well as in your reporting unit structure for purposes of your goodwill impairment test. Your revised disclosure proposed in your response to our previous comment 12 as well as this response should include the goodwill allocation by reporting segment.

Note 15 – Segments, page F-24

2. Refer to our previous comment 10 and your response to our previous comment 8. It appears your "Contracting" segment is actually Government/Defense contract services and product sales, and your "Products" segment is actually civilian contract services and products sales. Please confirm to us that our understanding is correct, and revise your nomenclature accordingly.

3. As a related matter, please provide to us in your response and revise your disclosure here and within MD&A to present your reporting segment structure in detail. You should specifically state where Colmek, Martek, Dragon, and Tactical Intelligence are reported, and whether you consider these entities to be separate operating segments aggregated under the criteria specified in FASB ASC 280-10. For purposes of assessing goodwill impairment, we would expect reporting units to represent operating segments or one level below the operating segment level.

Form 10-Q for the Quarter Ended January 31, 2010

Financial Statements

Note 10 – Derivative Liability, page 18

4. In your Form 10-K for fiscal 2009, you refer to your ongoing evaluation of the impact of FASB ASC 815-40 ("previously known as EITF 07-05") on your financial statements. It appears, from your disclosure, that the impact has been significant. To facilitate our understanding of your current accounting, please tell us more about the

instruments you have recorded as a derivative liability as of November 1, 2009. We assume that you are referring to the 32.6 million "warrants" disclosed in the tables on page F-19 of your Form 10-K. Please confirm, or explain how our assumption is not correct.

5. Please tell us more about the above referenced warrants (or any other instruments impacted by FASB ASC 815-40 if applicable). Provide us with a schedule of the material components of these instruments. That is, assuming that you are referring to the 32.6 million warrants, please provide us with a schedule of the individual warrant issuances by date. For each significant issuance, describe the nature of and reason for the issuance as well as the consideration received. Clarify whether the counterparty was an unrelated third party. Describe the significant terms of each issuance including the duration of the warrants and the nature of their significant contractual terms. Tell us how they were valued and accounted for at issuance and cite your basis in GAAP for your original accounting. Then provide us with the analysis you performed on or before November 1, 2009 that caused you to conclude that your accounting should be altered. Illustrate for us how you arrived at the value of the warrants on November 31, 2009 and also as of the most recent balance sheet date. We may have further comments upon review of your response.

Note 13 – Notes and Loans Payable, page 20

6. Refer to your discussion of "New Accounting Pronouncements" in your Form 10-K for October 31, 2009. You state, on page F-12, that you were evaluating the impact of ASC 470-20-15 on your financial statements. As it appears that you are now required to adopt this guidance, please tell us the outcome of your evaluation. In addition, please describe the analysis that you performed, supplementally and in detail, in your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3303 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief